Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for August 2016 of the Group to be published on the Shanghai Stock Exchange.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for August 2016 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange.

In August 2016, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 7.19% as compared to the same period last year (a year-on-year (“YoY”) basis) . Of which, passenger capacity for domestic routes increased by 3.46%, passenger capacity on regional routes decreased by 12.09% and passenger capacity for international routes increased by 19.82%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 6.91%. Of which, passenger traffic for domestic routes increased by 4.80%, passenger traffic on regional routes decreased by 17.71% and passenger traffic on international routes increased by 14.69%, respectively as compared to the same period last year. The passenger load factor was 83.31%, representing a decrease of 0.21 percentage point as compared to the same period last year. Of which, the passenger load factor for domestic routes increased 1.07 percentage points, regional and international routes decreased by 5.17 percentage points and 3.70 percentage points as compared to the same period last year, respectively.

In terms of cargo operations, in August 2016, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) decreased by 5.89% as compared to the same period last year, and cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) decreased by 5.96% as compared to the same period last year. The cargo load factor was 50.92%, representing an decrease of 0.04 percentage point as compared to the same period last year.

In August 2016, the Group introduced four B737-800 aircraft, one A321 and one A320 aircraft, and disposed one B757-200. As of the end of August 2016, the Group operated a fleet of 697 aircraft.

KEY OPERATION DATA OF AUGUST 2016

Capacity	August 2016			Cumulative 2016
	Amount	Month-on-Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	14020.25	8.32	4.80	95523.90	1.67
Regional	261.83	0.16	-17.71	2196.73	-7.57
International	5318.82	4.56	14.69	38568.79	26.38
Total	19600.90	7.16	6.91	136289.42	7.44
RTK (in million)
Domestic	1355.62	7.82	4.64	9490.11	1.75
Regional	24.3	-0.53	-16.86	205.36	-7.47
International	789.59	-3.15	2.73	6155.83	19.71
Total	2169.5	3.46	3.64	15851.30	7.90
RTK - Cargo and Mail (in million)
Domestic	145.09	9.37	4.54	1096.31	2.99
Regional	1.84	-4.13	-5.46	13.51	-5.32
International	331.09	-12.00	-9.93	2779.75	12.67
Total	478.02	-6.42	-5.96	3889.57	9.69
Passengers carried (in thousand)
Domestic	9570.34	8.59	4.07	64898.67	0.57
Regional	201.41	0.82	-14.25	1644.83	-5.11
International	1273.72	2.47	12.02	9422.14	21.84
Total	11045.47	7.70	4.51	75965.63	2.66
Cargo and mail carried (in thousand tonnes)
Domestic	88.05	7.64	4.13	675.24	2.42
Regional	1.66	-5.76	-2.90	12.28	-3.10
International	38.21	-11.34	-8.85	319.13	11.15
Total	127.93	0.99	-0.21	1006.65	4.96

Capacity	August 2016			Cumulative 2016
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	16741.26	3.38	3.46	118691.18	2.65
Regional	346.34	-0.17	-12.09	2953.03	-7.67
International	6441.24	3.70	19.82	47529.72	27.58
Total	23528.84	3.41	7.19	169173.93	8.39
ATK (in million)
Domestic	1896.81	3.22	1.25	13704.24	1.85
Regional	39.74	-0.31	-14.11	346.83	-7.52
International	1119.90	-1.47	6.31	8946.32	22.64
Total	3056.45	1.40	2.80	22997.39	8.86
ATK - Cargo and Mail (in million)
Domestic	390.10	2.60	-6.49	3022.03	-0.87
Regional	8.57	-0.84	-20.75	81.06	-7.03
International	540.19	-6.48	-5.17	4668.65	18.43
Total	938.90	-2.86	-5.89	7771.74	9.81

Load Factor	August 2016			Cumulative 2016
	Figure (%)	MoM Change (Percentage Point)	YoY Change (Percentage Point)	Figure (%)	YoY Change (Percentage Point)
Passenger Load Factor (RPK/ASK)
Domestic	83.75	3.82	1.07	80.48	-0.77
Regional	75.60	0.25	-5.17	74.39	0.08
International	82.57	0.68	-3.70	81.15	-0.77
Total	83.31	2.92	-0.21	80.56	-0.71
Cargo and Mail Load Factor
Domestic	37.19	2.3	3.93	36.28	1.36
Regional	21.45	-0.74	3.47	16.67	0.30
International	61.29	-3.85	-3.24	59.54	-3.05
Total	50.92	-1.94	-0.04	50.05	-0.05
Overall Load Factor (RTK/ATK)
Domestic	71.47	3.05	2.32	69.25	-0.07
Regional	61.14	-0.14	-2.02	59.21	0.03
International	70.51	-1.21	-2.45	68.81	-1.68
Total	70.98	1.41	0.58	68.93	-0.62

Notes:

1.	“RPK(s)” refers to the number of revenue passengers carried multiplied by the kilometers flown;
2.	“RTK(s)” refers to the revenue load (passenger and cargo) in tonnes multiplied by the kilometers flown;
3.	“RTK(s) - Cargo and Mail” refers to the revenue cargo and mail load in tonnes multiplied by the kilometers flown;
4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;
5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;
6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;
7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;
8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;
9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board
China Southern Airlines Company Limited
Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

14 September 2016

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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